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                             May 26, 2022

       Julie C. Albrecht
       Chief Financial Officer
       Sonoco Products Company
       1 N. Second Street
       Hartsville, South Carolina 29550

                                                        Re: Sonoco Products
Company
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Form 10-Q for the
Quarter Ended April 3, 2022
                                                            File No. 001-11261

       Dear Ms. Albrecht:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2021

       Financial Statements
       Notes to the Consolidated Financial Statements
       1. Summary of significant accounting policies, page F-7

   1. We note that Cascades Sonoco, Inc. is listed as both a subsidiary in Exhibit 21 and a 50%
                                                        owned equity method
investment on page F-7. However, we note you have two other
                                                        50% owned entities in
Exhibit 21, Papcor (Dezhou) Packaging Material Co. Ltd., and PT
                                                        Papcor Asia Pacific
that are not listed in the table on page F-7. Please explain to us why they are not included
in the table or revise to include disclosure in the footnotes to the financial statements.
       18. Segment reporting, page F-37

   2. We note the discussion on pages F-37 of many different product types ranging from paper containers to wire and
cable reels. Please tell us what consideration was given to the
 Julie C. Albrecht
Sonoco Products Company
May 26, 2022
Page 2
         disclosure requirements outlined in ASC 280-10-50-40 and how you have complied. Alternatively, revise your disclosure to provide the information regarding your
         products (and services) as required by the guidance.
Form 10-Q for the Quarter Ended April 3, 2022

Managment's Discussion and Analysis
Reconciliations of GAAP to Non-GAAP Financial Measures, page 34

3. We note your reconciliation of GAAP to Non-GAAP Financial Measures adds back other adjustments that include after-tax charges of $14,217 related to increases in the company's
         LIFO reserve and $8,193 after-tax net gain relates to certain derivative transactions and discrete tax adjustments, which were partially offset by non-operating pension charges. Please explain to in greater detail the nature of the items that comprise others adjustments and how the amount of each adjustment was determined.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 with any questions.



FirstName LastNameJulie C. Albrecht                           Sincerely,
Comapany NameSonoco Products Company
                                                              Division of
Corporation Finance
May 26, 2022 Page 2                                           Office of
Manufacturing
FirstName LastName